

August 29, 2014

Via E-mail
Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **Re: Grupo Televisa S.A.B.**
> **Form 20-F for the Year Ended December 31, 2013, as Amended**
> **Filed April 29, 2014**
> **Response dated August 22, 2014**
> **File No. 001-12610**

Dear Mr. Folch:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 63
Share of Loss of Joint Ventures and Associates, Net, page 72
10. Investments in Joint Ventures and Associates, page F-33

1.   We note your response to comment 2. You state that your initial investment in GSF during 2011 was premised on the "expectation of regulatory changes highly relevant to the competitive landscape of the mobile industry in Mexico." However, notwithstanding the pendency of these regulatory changes, in June 2012, you further increased your

ownership stake in GSF to 50% subject to certain conditions which you did not discuss in your filing. To the extent that your impairment conclusion was based on certain of these conditions, please address them in an overview to Item 5- Operating and Financial Review and Prospects and explain how they will impact your mobile growth prospects. Otherwise, please disclose the nature of the regulatory changes which you expected to materialize back in 2011 and why your GSF investment will be negatively impacted if they do not materialize.

2.   You state that GSF decided to review its investment plans and determined to reduce capital deployment. However, on page 19, you reported that you expect to make additional investments in the next two years, which may be in excess of US$200 million, in the form of equity or debt, or a combination thereof, of GSF, the parent company of Iusacell, in connection with your 50% investment in this jointly-controlled entity. Please tell us the following:

- Why you expect to invest in excess of US$200 million, despite the regulatory uncertainty and GSF's decision to reduce capital deployment;
- Whether your investment is contractually required and whether it will effect a change in your joint control;
- How you considered the guidance in paragraphs 7-19 of IFRS 11 in concluding that your arrangement is a joint venture, and not a joint operation and how you contractually and effectively have joint control; and
- How you gave effect to your 35% guarantee of the payment obligations of a GSF subsidiary and your obligation to make an additional payment of US$400 million to GSF if cumulative EBITDA of Iusacell as defined reaches US$3.472 million at any time between 2011 and 2015. Refer to your basis in the accounting literature.

3.   We note your response to comment 3. Supplementally confirm to us, if true, that for the purpose of determining GSF's recoverable amount, your calculation of value in use yielded the same result of fair value less cost to sell. Refer to paragraph 42 of IAS 28.

Financial Assets and Liabilities Measured at Fair Value, page 82
14. Financial Instruments, page F-46

4.   We note your responses to comments 4 and 5. In future filings, please revise your disclosures to incorporate your responses. Additionally disclose significant unobservable inputs related to the fair value measurement of your investment in Imagina's Common Stock.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director